

August 12, 2014

Via Email
E. Will Gray II
Chief Executive Officer and Director
Westcott Products Corporation
112 Loraine South, Suite 266
Midland, Texas 79701

> **Re:** **Westcott Products Corporation**
> **Registration Statement on Form S-1**
> **Filed July 24, 2014**
> **File No. 333-197610**

Dear Mr. Gray:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering a total of 6,988,574 shares for sale by the selling stockholders, including several affiliates. We also note that according to the tables in your Security Ownership of Certain Beneficial Owners section on page 31 that as of July 18, 2014, you had 12,500,000 shares outstanding of which at least 6,580,000 shares appear to be owned by affiliates. Given that it appears that you are registering for resale an amount of shares accounting for at least 118% of your shares issued and outstanding held by non-affiliates, please provide a detailed, legal analysis regarding why this offering should not be considered an indirect primary offering registering shares by or on behalf of the registrant. Your response should provide an analysis of each of the factors relevant to this determination. Please also provide us your calculations for the number of shares *outstanding* held by affiliates of the company. For guidance, please refer to the Securities Act Rules C&DI Section 612.09, which is available on our website.

Selling Security Holders, page 14

2.   Please disclose in this section whether any of the selling stockholders are broker-dealers or affiliates of a broker-dealer.

Signatures

3.   Please revise to identify your principal accounting officer. Refer to the Instruction 1 of Form S-1 with respect to signatures.

Exhibits

4.   Please provide the XBRL interactive data file that is required to be submitted and posted pursuant to Item 601(b)(101)(i) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

  *   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  *   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  *   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Adam F. Turk at (202) 551-3657 or Brigitte Lippmann at (202) 551-3713 with any other questions.

                        Sincerely,

                        /s/ Brigitte Lippmann (for)

                        John Reynolds
                        Assistant Director

cc: Callie Tempest Jones
          Brunson Chandler & Jones, PLLC